Mail Stop 4561
								December 2, 2005

By U.S. Mail and facsimile to (203) 755-5539


William J. Healy
Executive Vice President and Chief Financial Officer
Webster Financial Corporation
Webster Plaza
Waterbury, CT  06702

Re:	Webster Financial Corporation
	Form 10-K for Fiscal Year Ended December 31, 2004
	Forms 10-Q for Fiscal Quarters Ended
	March 31, 2005, June 30, 2005 and September 30, 2005
      File No. 001-31486

Dear Mr. Healy:

      We have reviewed the above filings and have the following comments. Where indicated, we think you should revise future filings of your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as possible in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. We have limited our review of your filings to those issues we have addressed in our comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


*    *    *    *    *    *    *

Form 10-Q for the Fiscal Quarter Ended September 30, 2005

Consolidated Interim Financial Statements

Note 4: Securities, page 12

1. We note that your unrealized losses greater than 12 months on temporarily impaired mortgage-backed securities increased from $0 at
December 31, 2004 to $25.6 million at September 30, 2005. We further note your disclosure on page 13 that you have the ability to hold these investments to maturity or full recovery of the unrealized loss. Please tell us and revise future filings beginning with your
Form 10-K for the year ended December 31, 2005 to clarify whether you also have the intent to hold these investments to maturity or full recovery of the unrealized loss.

2. Considering the severity and duration of unrealized losses on your available for sale mortgage-back securities through September 30, 2005, please tell us the period of time over which you expect the cost of these investments to be recovered and the evidence you rely upon to determine that these unrealized losses are not other than temporary. Your response should describe the nature of the event (or events) which gave rise to the temporary impairment and the factors you believe will result in recovery within a reasonable time. Refer to paragraphs 10-18 of EITF 03-1.


*    *    *    *    *    *    *


       Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Lisa Haynes, Staff Accountant, at (202) 551-
3424
or me at (202) 551-3492 if you have questions.


      Sincerely,



      John P. Nolan
      Accounting Branch Chief




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William J. Healy
Webster Financial Corporation
December 2, 2005
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